NANO-X IMAGING LTD

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Margaret Sawicki

RE:	Nano-X Imaging Ltd. (the “Company”)
Registration Statement on Form F-3
File No. 333-294302

Dear Ms. Sawicki:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-294302) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on March 30, 2026, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

Very truly yours,

Nano-X Imaging Ltd.

By:	/s/ Erez Meltzer
Erez Meltzer
Chief Executive Officer

cc:	Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP